UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER
000-55631

(Check One):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form N-SAR

For Fiscal Year Ended: December 31, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I--REGISTRANT INFORMATION

China Biotech Holdings Limited
Full Name of Registrant

Former Name if Applicable

Suite 2432, Sun Hung Kai Centre, 30 Harbour Road
Address of Principal Executive Office (Street and Number)

Wanchai, Hong Kong
City, State and Zip Code

PART II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its Annual Report on Form 10-K for the year ended December 31, 2017 within the prescribed time period without unreasonable effort and expense. The Company needs additional time to complete the compilation of information for its financial statements and related disclosures.

The company expects to file the 2017 Form 10-K on or before April 16, 2018 (since the 15th day falls on a Sunday the filing is due the next day April 16, 2018), the prescribed due date under the fifteen calendar day extension period provided under Rule 12b-25.

This Notification of Late Filing on Form 12b-25 may contain certain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) and information relating to the Company that is based on the beliefs of the management of the Company. These forward looking statements are subject to risks and uncertainties, including the risk that the evaluation described above results in further adjustments to the financial statements and results of operations. Should one of these risks or uncertainties materialize actual results or outcomes may vary materially from those described as anticipated, believed, estimated, intended, or planned.

PART IV--OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

(Name)	(Country Code)	(Telephone Number)
CHANG Ting Ting	+852	2919-8916

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes    ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

China Biotech Holdings Limited
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2018	By:	/s/ CHANG Ting Ting
CHANG Ting Ting
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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